MDS Reports First Quarter Fiscal 2004 Financial Results

Results Reflect Solid Start for the Year

TORONTO, Canada - March 4, 2004... MDS Inc. (TSX: MDS, NYSE: MDZ), the global health and life sciences company, today reported its first quarter results, delivering growth in all key metrics.

First Quarter Year-over-Year Highlights:
    Revenues of $462 million, up 6% from $436 million
    Operating income of $58 million, up 18% from $49 million
    Operating margin of 13%, up from 11%
    Basic earnings per share of $0.20, up 18% from $0.17

Earnings per share for the quarter reflect a $0.02 charge associated with the revaluation of future income tax balances arising from tax rate increases in Ontario.

"I am pleased with the progress we made in the quarter. Revenues normalized for foreign currency and sale of businesses last year grew by 11%, and basic earnings per share grew by 18%," said John Rogers, President and CEO of MDS Inc. "Last year we worked hard to position our businesses to operate more effectively and efficiently and it is reflected in the quarter. While I am pleased with the solid start to the year, our focus on enhancing our performance will continue as we move through 2004 and 2005," he added.

Life Sciences

Revenues in the Life Sciences segment increased 10% to $285 million from $259 million for the same period last year. Excluding the impact of divested businesses, revenues in the segment grew 13%. Operating income increased 21% to $57 million from $47 million for the first quarter in 2003. Operating margin grew from 18% to 20% in the segment. Each business within this segment contributed to improved performance.

Revenues in the isotopes business increased 16% to $86 million as a result of increased cobalt supply and solid performance in the nuclear medicine business. During the quarter, our isotope business received $32 million from Biogen Idec in lieu of minimum purchase commitments. This payment was booked as deferred revenue and will be amortized over the remainder of the contract period.

The analytical instruments business continued to deliver solid growth with a 12% increase in revenue to $73 million. Demand for all products remained strong with an order from the Centers for Disease Control and Prevention and a reduction in the 4000 Q TRAP™ backlog driving performance in the first quarter.

On a currency neutral basis, revenues in our pharmaceutical research business grew 12%. Reported revenues in this business were negatively affected by the declining value of the US dollar leading to $126 million in revenues. In our early stage businesses, the early clinical research and drug safety businesses performed particularly well. In our late-stage business, we continued to build our backlog while at the same time increasing our revenues.

Health

Revenues in the Health segment were $177 million, level year-over-year. The weaker US dollar reduced our reported revenues from US-based operations, and offset otherwise good performance from our Canadian labs and Source Medical. Operating income and operating margin were also level at $12 million and 7% respectively, compared to the same period last year.

Our Canadian diagnostics business was negatively impacted by fee reductions in our British Columbia operations. We continue to be dissatisfied with the performance of our US laboratory business and are implementing a plan to reposition this laboratory business in Q2 of this year.

Proteomics

Efforts are underway at MDS Proteomics as we work to redefine the business model, with a view to revenue generation and cost management in this business. Operating losses in the quarter were $11 million, compared with $10 million for the same quarter last year.

Corporate

After the quarter, the Company announced a tax reorganization that will provide tax shelter benefits to MDS Inc. over the next several years. MDS will pay Hemosol Inc. $16 million cash and other consideration to access approximately $55-$60 million in present value benefit over the next several years. The transaction, which is subject to Hemosol shareholder approval, is expected to close near the end of our second quarter.

We began expensing stock options on a prospective basis this quarter in accordance with amendments made by the Canadian Institute of Chartered Accountants. The impact of stock options granted during the quarter was insignificant.

Currency fluctuations, especially the weakness in the US dollar, remain an important risk factor for our Life Sciences businesses. Our current portfolio of hedges extends part way into 2005 and we expect our average realized conversion rate on US-dollar exports to decline moderately over the balance of this year. While we continue to monitor the forward markets and hedge when appropriate, should rates remain at current levels we do not expect to be able to fully mitigate the impact on our results in 2005 and beyond.

Outlook

"We have made significant strides in our performance this quarter. We are focused on delivering on our financial targets and will continue to deal with our lower-performing businesses, to allocate capital to our higher-performing businesses, to look for new growth opportunities and to operate more effectively and efficiently. Looking at the remainder of the year, we are fully committed to achieving our targets of 10%-15% growth in earnings, 1% improvement in return on equity and a 1% improvement in operating margin. " added John Rogers.

The MDS Board of Directors has approved the declaration of a cash dividend of $0.05 per share on the Common shares, payable on April 1, 2004 to shareholders of record as of March 18, 2004.

MDS will hold its Annual Shareholder Meeting at 4:00 pm EST today at the Glenn Gould Studio, Canadian Broadcasting Centre, 250 Front Street West, Toronto, Ontario, Canada. This meeting will also be broadcast live on the Internet at www.mdsintl.com at 4:00 pm EST.

MDS will be holding a conference call today at 11:00 am. This call will be webcast live at, www.mdsintl.com, and will also be available in archived format at www.mdsintl.com/news_present.asp after the call.

At MDS Inc., our more than 10,000 highly skilled people provide enabling products and services for the development of drugs and the diagnosis and management of disease. We focus on helping discover and test new drugs, assisting doctors to diagnose and treat patients and preventing the spread of disease. Find out more about MDS Inc. (TSX: MDS; NYSE: MDZ), at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

This document contains forward-looking statements. Some forward looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian and US securities regulatory authorities from time to time.

For further information contact:

Sharon Mathers Vice-President, Investor Relations 416-675-6777 x 2695 smathers@mdsintl.com

MDS Inc.

[Incorporated under the Canada Business Corporations Act]

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at January 31 with comparatives at October 31
[millions of Canadian dollars]	2004	2003
ASSETS
Current
Cash and cash equivalents	$248	$263
Accounts receivable	322	274
Inventories	166	199
Income taxes recoverable	10	9
Prepaid expenses	40	30
	786	775

Capital assets	789	776
Future tax assets	20	23
Long-term investments and other	218	217
Goodwill	776	774
Total Assets	$2,589	$2,565

LIABILITIES AND SHAREHOLDERS'EQUITY
Current
Bank indebtedness	$3	$3
Accounts payable and accrued liabilities	322	355
Deferred revenue	24	35
Income taxes payable	23	14
Current portion of long-term debt	9	9
	381	416
Long-term debt	536	533
Deferred revenue [note 2]	57	34
Other long-term obligations	24	23
Future tax liabilities	76	70
Minority interest	60	63
	$1,134	$1,139
Shareholders' equity
Share capital [note 5]	821	816
Retained earnings	600	572
Currency translation adjustment	34	38
	1,455	1,426
Total liabilities and shareholders' equity	$2,589	$2,565
See accompanying notes

MDS Inc.

CONSOLIDATED STATEMENTS OF INCOME

[Restated - note 3]

Three months ended January 31
[millions of Canadian dollars, except per share amounts]	2004	2003
Net revenues	$462	$436
Cost of revenues	(278)	(270)
Selling, general and administration	(94)	(85)
Research and development	(14)	(14)
Depreciation and amortization	(18)	(20)
Equity earnings and investment gains	-	2
Operating income	$58	$49
Interest expense	(7)	(8)
Dividend and interest income	2	3
Income from continuing operations before income taxes and minority interest	53	44
Income taxes	(23)	(19)
Minority interest - net of tax	(1)	(1)
Income from continuing operations	29	24
Loss from discontinued operations - net of tax [note 3]	(1)	-
Net income	$28	$24
Earnings per share [note 5]
Basic	$0.20	$0.17
Diluted	$0.19	$0.17

See accompanying notes

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
Three months ended January 31
[millions of Canadian dollars]	2004	2003
Retained earnings, beginning of period	$572	$543
Net income	28	24
Repurchase of shares and options	-	(1)
Retained earnings, end of period	$600	$566

MDS Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three months ended January 31
[millions of Canadian dollars]	2004	2003
Operating activities
Net income	$28	$24
Items not affecting current cash flow [note 6]	29	21
	57	45
Changes in non-cash working capital balances relating to operations [note 6]	(60)	(19)
	(3)	26
Investing activities
Acquisitions	(2)	-
Purchase of capital assets	(28)	(24)
Other	(1)	(19)
	(31)	(43)
Financing activities
Issuance of long-term debt	-	565
Repayment of long-term debt	(1)	(519)
Increase (decrease) in deferred income and other long-term obligations	23	(5)
Issuance of shares	4	1
Distribution to minority interest	(4)	(3)
	22	39
Effect of foreign exchange rate changes on cash and cash equivalents	(3)	(3)
Increase (decrease) in cash position during the period	(15)	19
Cash position, beginning of period	260	184
Cash position, end of period	$245	$203
Cash position comprises cash and cash equivalents less bank indebtedness. See accompanying notes.

MDS Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All tabular amounts in millions of Canadian dollars, except where noted]
  Accounting Policies

  These consolidated financial statements of MDS Inc. ("MDS" or "the Company") have been prepared on a basis consistent with the Company's annual financial statements for the year ended October 31, 2003, and should be read in conjunction with the accounting policies and other disclosures in those annual financial statements. These financial statements do not include all of the disclosures required by generally accepted accounting principles applicable to annual financial statements.

  Changes in accounting policy

  In September 2003, the CICA amended CICA Handbook Section 3870, "Stock-Based Compensation and other Stock-Based Payments" ("Section 3870") to allow companies who voluntarily adopt the fair value based method for all awards to do so (i) retroactively with restatement of prior periods, (ii) retroactively without restatement of prior periods, or (iii) prospectively. Prospective adoption is only permitted if the fair value method is adopted in fiscal years beginning before January 1, 2004. We have prospectively adopted the fair value for our fiscal period beginning November 1, 2003, and therefore will continue to report the impact of stock options granted prior to fiscal 2004 in our pro forma note disclosure to the consolidated financial statements. The impact of stock options granted during the quarter has had an impact on the Company's results of operations and financial position.

  In December 2001, the Accounting Standards Board of the CICA issued Accounting Guideline 13, "Hedging Relationships" ("AcG-13"), which applies to fiscal years beginning on or after July 1, 2003. AcG-13 establishes specific criteria for derivatives to qualify for hedge accounting. Hedge accounting is a method for recognizing the gains, losses, revenues and expenses associated with the separate components in a hedging relationship, such that those gains, losses, revenue and expenses associated with the separate components are recognized in income in the same period when they would otherwise be recognized in different periods. A derivative will qualify as a hedge if the hedging relationship is designated and formally documented at inception. AcG-13 requires the documentation to identify the particular risk management objective and strategy for undertaking the hedge transaction, along with the specific asset, liability or cash flow being hedged, as well as how effectiveness is being assessed. The derivative must be highly effective in offsetting either changes in the fair value of on-balance sheet items or changes in the amount of future cash flows both at inception and over the life of the hedge for hedge accounting to continue. Hedge accounting is discontinued if a hedging relationship becomes ineffective; however, the hedge accounting applied to a hedging relationship in prior periods is not reversed. The adoption of AcG-13 has had an insignificant impact on our results of operations and financial position.

  Deferred Revenue

  During the quarter, the Company received $32 million from Biogen Idec as consideration for amending a supply agreement to buy-out certain minimum purchase commitments. The transaction was recorded as deferred revenue and is being amortized over the remaining 40 months of the contract; consequently, in the first quarter of 2004, the Company has recognized revenue of $2 million relating to this contract. To reflect the amount to be amortized in the balance of fiscal 2004, the Company has reclassified $7 million as current deferred revenue.

  Discontinued Operations

  On October 24, 2003, MDS Board of Directors approved a plan for an orderly exit of its generic radiopharmaceutical manufacturing facility in Fleurus, Belgium. The company has restated prior period results to reflect the required separate disclosure of the results of the discontinued operation.

  The Company reported revenue of $3 million during the first quarter of 2004 (2003 - $4), and a net loss (after-tax) of $1 million (2003 - nil). The $14 million provision included in accounts payable and accrued other, which was recorded in the fourth quarter of 2003, remains unchanged at January 31, 2004 as the Company expects to begin making payments later during 2004.

  Restructuring Charges

  The Company recorded restructuring charges of $17 million during the fourth quarter of 2003 relating to the implementation of certain workforce reductions. During the first quarter of 2004, the Company made payments of $4 million for severance and benefit costs associated with the streamlining of business processes, primarily in Life Sciences and Health segments in North America and Europe. The Company expects to substantially utilize the remaining $13 million of restructuring charges by mid-2004.

  Earnings per Share

a) Dilution

Three months ended January 31
(number of shares in millions)	2004	2003
Net income available to Common shareholders	$28	$24
Weighted average number of Common shares outstanding - basic	141	141
Impact of stock options assumed exercised	2	2
Weighted average number of Common shares outstanding - diluted	143	143

Basic earnings per share is calculated by dividing the net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net earnings available to Common shareholders by the sum of the weighted average number of Common shares outstanding and all additional Common shares that would have been outstanding if potentially dilutive Common shares had been issued during the period.

b) Pro Forma Impact of Stock-Based Compensation

Compensation expense related to the fair value of stock options granted prior to November 1, 2003 is excluded from the determination of net income and is, instead, calculated and disclosed on a pro forma basis in the notes to the consolidated financial statements. Compensation expense for purposes of these pro forma disclosures is determined in accordance with a methodology prescribed in CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". The Company used the Black-Scholes option valuation model to estimate the fair value of options granted in prior years.

For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:

	Three months ended January 31
		2004	2003
Pro forma net income available to Common shareholders		$26	$23
Pro forma earnings per share	- basic	$0.18	$0.16
	- diluted	$0.18	$0.16

During the quarter, the Company granted 935,000 options (2003 - 1,328,500) at an average exercise price of $19.65 (2003 - $21.71). These options have a Black Scholes value of $7.37 per share, based on the following assumptions:

	2004	2003
Risk-free interest rate	5.5%	5.5%
Expected dividend yield	1.0%	1.0%
Expected volatility	0.350	0.354
Expected time to exercise (years)	5.25	5.25

  Discontinued Operations

The results of discontinued operations had no impact on the Company's earnings per share during the first quarter of 2004 and 2003.

  Supplementary Cash Flow Information

  Non-cash items affecting net income comprise:

Three months ended January 31
	2004	2003
Depreciation and amortization	$18	$20
Minority interest	1	1
Future income taxes	8	2
Equity earnings (loss) - net of distribution	-	(2)
Other	2	-
	$29	$21

  Changes in non-cash working capital balances relating to operations include:

Three months ended January 31
	2004	2003
Accounts receivable	$(48)	$31
Inventories	32	(15)
Accounts payable and deferred income	(43)	(36)
Income taxes	8	3
Foreign exchange and other	(9)	(2)
	$(60)	$(19)

  Segmented Information

					Three months ended January 31
	2004				2003
	Life Sciences	Health	Proteomics	Total	Life Sciences	Health	Proteomics	Total
Net revenues	$285	$177	$-	$462	$259	$177	$-	$436
Operating income (loss)	57	12	(11)		47	12	(10)	49
Revenues by products and services:
Medical isotopes				86				74
Analytical equipment				73				65
Pharmaceutical research services				126				120
Clinical laboratory services				130				134
Distribution and other				47				43
Proteomics				-				-

  Financial Instruments

As of January 31, 2004, the Company had outstanding foreign exchange contracts and options in place to sell up to US$403 million at a weighted average rate of C$1.51 maturing over the next 18 months. The Company also had interest rate swap contracts that exchanged a notional amount of US$80 million of debt from a fixed to a floating interest rate.

Foreign exchange and interest rate swap contracts are treated as hedges for accounting purposes. The carrying amounts and fair values for derivative financial instruments are as follows:

		Three months to January 31
	2004		2003
	Carrying amount	Fair Value	Carrying Amount	Fair Value
Net asset (liability) position:
Currency forward and option contracts	$-	$44	$-	$6
Interest rate swap and option contracts	$-	$1	$-	$(1)

Management's Discussion and Analysis of Operating Results and Financial Position

Introduction

This section of the quarterly report contains management's analysis of the financial performance of the company and its financial position and it should be read in conjunction with the consolidated financial statements. Readers are cautioned that management's discussion and analysis ("MD&A") contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to consult the MDS Annual Report and Annual Information Form for fiscal 2003 for additional details regarding risks affecting the business.

In our MD&A and elsewhere we refer to measures such as backlog and unusual items that are not defined by generally accepted accounting principles ("GAAP"). Our use of these terms may not be consistent with the way these terms are used by others. Where possible, in particular for earnings per share measures, we provide tables or other information that enables readers to reconcile between such non-GAAP measures and standard GAAP measures. While these measures are not defined by or required by GAAP, we provide this information to readers to help them better understand the significant events, transactions, and trends that affect our businesses.

All financial references in this document exclude the discontinued generic radiopharmaceutical operation, and therefore reflect our continuing operations, unless otherwise noted. The results for prior periods have been restated to conform to this presentation.

Overview

Revenue and operating income for the first quarter increased by 6% and 18% respectively, compared to the same quarter last year. Revenues grew at an 11% rate, normalized for the impact of currency fluctuations and the sale of Oncology Software Solutions last year. Our isotopes and analytical instruments businesses led overall growth from their positions of strength in their marketplaces.

This solid performance resulted in an 18% increase in basic earnings per share to $0.20 compared to the $0.17 reported in the first quarter of last year. Earnings per share for the quarter include a $0.02 charge associated with the revaluation of future tax liabilities arising from tax rate increases in Ontario.

(Tabular amounts are in millions of Canadian dollars, except where noted.)

Summary of First Quarter Consolidated Results	2004	2003	Change
Revenues	$462	$436	6%
Operating Income	$58	$49	18%
Basic earnings per share	$0.20	$0.17	18%

Items that have an impact on the comparability of earnings per share for the quarter are summarized below:

	2004	2003
Earnings per share from continuing businesses before proteomics	$0.28	$0.24
MDS Proteomics	$(0.08)	$(0.07)
Basic earnings per share	$0.20	$0.17

Segment Results

First Quarter			2004			2003
	Revenues	Operating Income (Loss)	Operating Margin	Revenues	Operating Income (Loss)	Operating Margin
Life Sciences	$285	$57	20%	$259	$47	18%
Health	177	12	7%	177	12	7%
	462	69	15%	436	59	14%
Proteomics	-	(11)	n/m	-	(10)	n/m
	$462	$58	13%	$436	$49	11%

n/m = not meaningful

Life Sciences

Review of operations - Revenues from Life Sciences businesses for the quarter were:

First Quarter	2004	2003	Change
Early-stage research	$89	$85	5%
Late-stage research	37	35	6%
Pharmaceutical research services	126	120	5%
Gamma sterilization	23	10	130%
Nuclear medicine	53	48	10%
Therapy systems	10	16	(38%)
Isotopes	86	74	16%
Analytical instruments	73	65	12%
	$285	$259	10%

Our Life Sciences revenues grew by 10% compared to the same period last year, with all the businesses contributing to this growth. Operating income from Life Sciences businesses was up 21%, with margins increasing to 20% compared to 18% in the first quarter of last year.

The impact of the declining US dollar was significant for our Life Sciences businesses in the quarter. The change was most significant for our US-based operations. Our Canadian export revenues were also affected, although our hedging program mitigated a portion of the decline in this area. Adjusted for the impact of the decline in the US dollar, revenues from Life Sciences grew 14% in the first quarter.

Pharmaceutical research service revenues increased by 5% in the first quarter compared to the same period last year. In our early stage businesses, pharmacology and drug safety experienced very strong year-over-year revenue growth. This growth is indicative of the improved performance we have seen in these businesses since last year at this time. On a local currency basis, early clinical research and bioanalytical continued their growth momentum, with early clinical research showing particularly strong growth. Combined, these businesses help to drive overall revenue growth in pharmaceutical research services to 12% on a local currency basis. We continue to focus our business development team on pursuing growth in this area. In our late-stage businesses, overall revenue growth compared to last year was 6%.

During the past year, we have focused on building our sales momentum in pharmaceutical research services and we are encouraged that we have been able to maintain a strong backlog as we have grown revenues. As the majority of our revenues in this division originate in US dollars, we track our backlog in that currency. Our backlog has grown over the past 5 quarters as shown in the table below:

Average Backlog (millions of US dollars)
Fiscal 2003 - Quarter 1	$200
Quarter 2	220
Quarter 3	240
Quarter 4	230
Fiscal 2004 - Quarter 1	240

Backlog measures are not defined by GAAP and our measurement of backlog may vary from that used by others. While we believe that long-term backlog trends serve as a useful metric for assessing the growth prospects for our business, backlog is not a guarantee of future revenues and provides no information about the timing on which future revenue may be recorded.

The isotopes business led overall growth in Life Sciences with a 16% increase in revenue compared to the same quarter last year. During the quarter, we received $32 million from Biogen Idec to buy-out certain minimum purchase commitments. The proceeds have been recorded as deferred revenue and are being amortized over the remaining 40 months of the contract.

The overall growth in isotopes revenue was mainly a reflection of increased cobalt shipments during the quarter compared to 2003 when supply constraints adversely impacted our results. Nuclear medicine revenues remained strong, increasing by 10% compared to the same period last year. Therapy systems revenues are down compared to last year but the drop relates solely to the sale of Oncology Software Solutions in February 2003.

As a result of recent concerns related to the supply of electrical power in Ontario, we have been advised that the maintenance schedule for Bruce Power's B reactor may be deferred. The timing of cobalt discharges from the Bruce B reactor may impact the timing of shipments to customers, and we therefore expect to see continued volatility in the quarter-to-quarter revenue trend in this market. The Bruce facility, along with Ontario Power Generation's Pickering reactors and Hydro Quebec are our primary sources of cobalt.

The analytical instruments business continued to show solid performance with 12% revenue growth compared to the first quarter of 2003. The 4000 QTRAP™ represented a significant portion of the analytical instruments growth this quarter as we caught-up on a manufacturing backlog discussed in prior quarters. The ELAN® line of inorganic analyzers also showed solid growth compared to the first quarter of 2003, due mainly to the recent order to supply equipment to the Centers for Disease Control and Prevention in the United States. We have good order backlog in all lines.

Capital expenditures - Purchases of capital assets in Life Sciences amounted to $21 million for the quarter compared to $19 million last year.

Segment outlook - We expect isotope revenue to grow at modest levels and our general contractor, Atomic Energy of Canada Limited, continues to advise us that they are cautiously optimistic that the commissioning of the MAPLE reactors will resume later this year.

We are pleased with the continued solid performance of our analytical instruments business and expect the demand for the products in this business to remain strong and that we will be able to maintain good backlogs for our key products. We also continue to focus on developing new products to ensure that we maintain our current growth trajectory.

We look forward to increased revenue growth in our pharmaceutical research services business as the business development team executes on their mandate, and as we continue to direct our resources to growth areas.

Currency fluctuations, especially the weakness in the US dollar, remain an important risk factor for our Life Sciences businesses. Our current portfolio of hedges extends part way into 2005 and we expect our average realized conversion rate on US-dollar exports to decline moderately over the balance of this year. While we continue to monitor the forward markets and hedge when appropriate, should rates remain at current levels, we do not expect to fully mitigate the impact that US dollar fluctuations could have on our overall results in 2005 and beyond.

Health

Review of operations - Revenues from Health businesses in the quarter were:

First Quarter	2004	2003	Change
Canadian laboratories	$100	$98	2%
US laboratories	30	36	(17%)
Diagnostics	130	134	(3%)
Distribution	47	43	9%
	$177	$177	-

Revenues in our Canadian diagnostic business increased slightly this quarter compared to the same quarter last year. The reduced level of growth this quarter reflects the negative impact of the 8% fee reduction announced by the Province of British Columbia, effective September 1, 2003. This reduction was offset by increased patient volumes and by slightly higher fee levels in Ontario. Activities aimed at mitigating the impact of the British Columbia fee cut enabled us to maintain our margin in the Health segment.

Revenues from US laboratories declined 17% in the current quarter due to the decline in the US dollar exchange rate. In US dollar terms, revenues from this component of the business were level with last year. We continue to review our strategic options in the US diagnostic business, in particular for our under-performing locations.

Revenues from our Distribution business showed improved growth compared to the same quarter last year and the highest level of growth in recent years. This business delivers a modest but reliable operating margin and a respectable return on our investment. We are continuing to explore our strategic options for this investment.

Capital expenditures - Health businesses purchased $1 million of capital assets during the quarter compared to $5 million for the quarter last year.

Segment outlook - We continue to execute on cost reduction strategies that will mitigate the impact of British Columbia lab reform. In January we learned that we had been unsuccessful in a bid situation for the specimen collection, supply chain management and courier services that support the hospital laboratories in Saskatchewan. This is not a significant component of our Canadian business.

We have not been pleased with the performance of our US laboratory business. We are implementing our plan to reposition our US laboratory business in Q2 of this year. This will have a positive impact on our Diagnostics business.

Proteomics

Review of operations - The operating loss for the first quarter was $11 million compared to $10 million last year. This loss includes $2 million of depreciation and amortization and a $2 million writedown in the value of an investment in a development-stage proteomics company. The cash operating costs associated with the current level of business have been reduced 15% since last year.

Segment outlook - During 2003, MDS Proteomics focused on research collaborations with its existing partners including Cephalon, Abgenix, and Optimol, as well as developing new collaborations. MDS Proteomics does not expect to enter any new agreements of this nature in 2004.

Over the past several months MDS Proteomics has been active in developing a strategy that will add near term revenues while continuing to align business operations with its evolving business plan. MDS Proteomics is developing plans to launch two service-based businesses, which will leverage existing capabilities and assets in the rapidly growing areas of protein analysis and biomarker development. MDS Proteomics believes these new businesses have near term revenue generating potential that should accelerate the transition to sustainability.

MDS Proteomics is in discussions with its partners, stakeholders and third parties to secure the funding required to successfully implement its service-based business plan.

Corporate

Net interest expense of $5 million remained level with the first quarter of 2003, primarily reflecting the fixed interest on the US$311 million private placement debt issued in December of 2002.

Our effective tax rate for the quarter was 45%, level with last year. Tax expense for the quarter includes a $3 million revaluation charge for certain net future tax liabilities related to tax rate increases in Ontario.

Selling, general, and administrative expenses increased to 20% of revenues for the quarter compared to 19% last year. This increase is temporary and reflects the investment in various change initiatives announced last year, including work on our common business system and our evolution towards a shared-services approach for support services.

Research and development spending in the quarter of $14 million is in line with last year and remains largely focused in analytical instruments and proteomics.

Our annualized return on equity (excluding the impact of MDS Proteomics) was 10% for the quarter, up 1% from last year.

Discontinued operations

In the fourth quarter of 2003, we announced our intention to withdraw from the generic radiopharmaceutical manufacturing business in Europe and accordingly now account for this business as a discontinued operation. The results of these operations for the quarter included revenue of $3 million compared to the $4 million generated in the same quarter last year. The operation also reported a net loss of $1 million compared to breakeven in the same quarter last year. We expect to substantially complete the exit of this business by the end of the year.

Liquidity and capital resources

Our cash position at January 31, 2004 was $245 million, down from $260 million at October 31, 2003. Operating working capital was $142 million, an increase of $59 million from October. The major reason for this change was the utilization of cash to pay various year-end accruals and restructuring obligations that were recorded in the fourth quarter last year.

Events subsequent to the end of the quarter

On February 12, 2004 we announced that we had concluded an agreement with Hemosol Inc. that will enable us to gain access to tax losses, unclaimed tax deductions and income tax credits owned by that company exceeding $300 million in return for a cash payment of $16 million. Under the agreement, and through a series of transactions, we will transfer assets and operations that form part of our Ontario laboratory business into a partnership. We will then transfer a limited partnership interest in this business to Hemosol in return for non-voting and voting shares of Hemosol.

At the same time, the existing assets and business of Hemosol will be transferred to a new company to be called Hemosol Corp. The existing Hemosol will be renamed when the transaction is complete.

Following this transfer, we will own 99.56% of the equity of the renamed company and approximately 47.5% of the voting shares.

We will retain control of the day-to-day operations of the Ontario labs business under this arrangement. In addition, the operating agreements of the labs partnership will ensure that our share of the cash generated by the business flows to us in a timely manner. We will continue to report the Ontario lab operations on a consolidated basis and expect our reported financial results and financial position to be largely unchanged, except for the impact of the reduced taxes for our Ontario lab operations.

We expect the reorganization to close by the end of our second quarter. On closing, we will report tax assets at their cost base of approximately $18 million including costs to complete the transaction.

MDS will have an interest in Hemosol Corp. equal to its existing interest in Hemosol after these transactions are completed. We expect that we will dispose of this interest over time, as market conditions permit. Our existing guarantee of Hemosol's bank debt will be transferred to the new company, along with the assets that form the security for this debt. As part of the consideration paid related to the reorganization, we have agreed to surrender 0.5 million of the warrants that we currently hold in Hemosol related to this guarantee and to reduce our future entitlement to 2 million additional warrants that we will earn if the guarantee remains outstanding for specified periods.

Outlook

We are pleased with our results for this quarter and believe that our core businesses are beginning the year off well. We will continue to focus our efforts on aligning our core operations to meet the growing demand for our products and services.

The change initiatives we announced in 2003 are underway, and are essential to achieving our growth and operating targets. We expect to see the benefits of these changes later this year and beyond.

Changes in accounting policy

We have prospectively adopted the fair value based method for stock options granted after November 1, 2003. This adoption was pursuant to CICA Handbook Section 3870 "Stock-Based Compensation and Stock Bonus Payments", which permitted stock prospective treatment (see note 1 to the consolidated financial statements). The stock options granted during the first quarter of 2004 had no material impact to our results of operations and financial position.

On November 1, 2003, CICA Accounting Guideline 13 came into effect. The guideline sets out specific new criteria that must be met in order to apply hedge accounting to a derivative instrument. We maintain an active hedging program designed to manage our Canadian operations' exposure to fluctuations in the US dollar exchange rate relative to the Canadian dollar, on conversion of US dollar denominated revenues (see note 1 to consolidated financial statements). The adoption of this guideline has had an immaterial impact on our results of operations and financial position.